Van Kampen Advantage Municipal Income Trust (VKA)


Item 77.C.     Matters Submitted to a Vote of Security Holders

      At a Special Meeting of Shareholders held on January 11, 2006, the shareholders of Van Kampen Advantage Municipal Income Trust (the "Target Fund") approved an Agreement and Plan of Reorganization, dated February 3, 2005, between the Target Fund and Van Kampen Municipal Opportunity Trust (the "Acquiring Fund"), the termination of the registration of the Target Fund under the Investment Company Act of 1940, as amended, and the dissolution of the Target Fund under applicable state law.

Common shares:
For:      9,798,127
Against:       599,851
Abstain:  621,052


Preferred shares:
For:      6,361
Against:       17
Abstain:  337